Exhibit 3(ii)

Section 5.3 to the Bylaws of Chemtura Corporation

“Section 5.3 Stock Certificates; Uncertificated Shares. The interest of each stockholder of the Corporation may also be evidenced by uncertificated shares of stock, whether upon original issue, re-issuance, or subsequent transfer in such form as the appropriate officers of the Corporation may from time to time prescribe. The Board of Directors shall by resolution designate the classes of the Corporation’s securities that may be represented by uncertificated shares.”